Exhibit 21.1

Subsidiaries	Jurisdiction of Organization	Percentage of Ownership
reAlpha acquisitions, LLC	Delaware	100%
reAlpha LLC	Texas	100%
reAlpha Realty, LLC	Florida	100%
Rhove Real Estate 1, LLC	Delaware	100%
Roost Enterprises, Inc	Delaware	100%
Naamche Inc.	Delaware	100%
Naamche Inc. Pvt. Ltd.	Nepal	100%
reAlpha Techcorp Private Limited	India	96.66%